================================================================================

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                      __________________________________

                                   FORM 11-K
(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended DECEMBER 31, 1997
                                    -----------------


     [_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from __________ to __________

     Commission file number 1-5851
                            ------


                        FISONS CORPORATION THRIFT PLAN
--------------------------------------------------------------------------------
                             (Full title of plan)




                           RHONE-POULENC RORER INC.
--------------------------------------------------------------------------------
           (Name of Issuer of securities held pursuant to the plan)





      500 Arcola Road            Collegeville, Pennsylvania              19426
--------------------------------------------------------------------------------
             (Address of principal executive offices)                 (Zip code)




      Registrant's telephone number, including area code:   610-454-8000
                                                            ------------

================================================================================

                        FISONS CORPORATION THRIFT PLAN
                          ANNUAL REPORT ON FORM 11-K
                     For the year ended December 31, 1997


                               TABLE OF CONTENTS
                               -----------------

                                                                                               PAGE NO.*
                                                                                               ----------
(a)  FINANCIAL STATEMENTS:

          Report of Independent Accountants                                                         2

          Statements of Net Assets Available for Benefits
            at December 31, 1997 and 1996                                                           3

          Statements of Changes in Net Assets Available for Benefits
            for the years ended December 31, 1997 and 1996                                          4

          Notes to Financial Statements                                                           5 - 17

     SUPPLEMENTAL SCHEDULES:

          Schedule of Assets Held for Investment Purposes
            at December 31, 1997                                                                    18

          Schedule of Reportable Transactions
            for the year ended December 31, 1997                                                    19

*    Refers to page number in the 1997 Annual Report of the Fisons Corporation Thrift Plan.


(b)  EXHIBITS:

          (1)  Consent of Independent Accountants.

                             ANNUAL REPORT OF THE

                        FISONS CORPORATION THRIFT PLAN

                          --------------------------


                For the years ended December 31, 1997 and 1996

                             ANNUAL REPORT OF THE
                        FISONS CORPORATION THRIFT PLAN

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                 ____________

                                                                      Page No.
                                                                      --------
Financial Statements:

     Report of Independent Accountants                                     2

     Statements of Net Assets Available for Benefits at
        December 31, 1997 and 1996                                         3

     Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 1997 and 1996                     4

     Notes to Financial Statements                                     5 - 17


Supplemental Schedules:

     Line 27 (a)* - Schedule of Assets Held for Investment Purposes
        at December 31, 1997                                               18

     Line 27 (d)* - Schedule of Reportable Transactions
        for the year ended December 31, 1997                               19

* Refers to line numbers in the IRS Form 5500 (Annual Return/Report of Employee Benefit Plans) for the year ended December 31, 1997, which is incorporated herein by reference.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------



To the Employee Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Fisons Corporation Thrift Plan ("the Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/  COOPERS & LYBRAND L.L.P.
                                   ------------------------------------
                                            Coopers & Lybrand L.L.P.


Philadelphia, Pennsylvania
June 24, 1998

                        FISONS CORPORATION THRIFT PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            DECEMBER 31,
                                                  ---------------------------------

                                                      1997                1996
                                                  -------------       -------------
ASSETS

Investments                                       $  20,797,400       $  19,894,041

Participants' promissory notes                          147,818             316,509
                                                  -------------       -------------

Total assets                                         20,945,218          20,210,550
                                                  -------------       -------------


NET ASSETS AVAILABLE FOR BENEFITS                 $  20,945,218       $  20,210,550
                                                  =============       =============

                See accompanying notes to financial statements.

                        FISONS CORPORATION THRIFT PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                  ----------------------------------

                                                      1997                  1996
                                                  ------------          ------------
ADDITIONS

Contributions:
   Employer                                       $         --          $    269,663
   Employee                                                 --             1,132,044

Investment income:
   Interest income                                      12,124               667,415
   Dividend income                                     729,590             2,648,283

Net appreciation                                     2,508,079               125,888
                                                  ------------          ------------

Total additions                                      3,249,793             4,843,293
                                                  ------------          ------------


DEDUCTIONS

Withdrawals and terminations                        (2,515,125)          (11,624,190)
Transfers to other plans (Note 5)                           --            (6,858,844)
                                                  ------------          ------------

Total deductions                                    (2,515,125)          (18,483,034)
                                                  ------------          ------------


NET INCREASE (DECREASE)                                734,668           (13,639,741)

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                                20,210,550            33,850,291
                                                  ------------          ------------

   End of year                                    $ 20,945,218          $ 20,210,550
                                                  ============          ============

                See accompanying notes to financial statements.

                        FISONS CORPORATION THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1.  PLAN DESCRIPTION

The following description of the Fisons Corporation Thrift Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

Background
----------

In October 1995, Fisons Corporation ("Fisons") was purchased by Rhone-Poulenc Rorer, Inc. (the "Company" or "RPR"). Effective October 25, 1996, the Plan was frozen with respect to future contributions and new loans. Former Fisons employees who met certain eligibility requirements were then given the opportunity to enter the Rhone-Poulenc Rorer Inc. Employee Savings Plan. In November 1996, Plan assets were transferred from Fidelity Management Trust Company (the "Former Trustee" or "Fidelity") to American Express Trust Company (the "Trustee"), who were also the recordkeepers of the Plan.

General
-------

The Plan is a defined contribution plan covering all former employees of Fisons, who have attained the age of 20 1/2 (completed 3 months of service) and elected to make a contribution. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is currently administered by the RPR Employee Savings Plan Committee as appointed by the Company's Board of Directors.

Contributions
-------------

Prior to October 25, 1996, participants could have contributed from 2 percent to 15 percent of pretax annual compensation, not to exceed $3,000 per participant in any plan year, as defined in the Plan. Participants could have also contributed amounts representing distributions from other qualified defined benefit or contribution plans. The total amount of this contribution, however, was subject to (1) the maximum amount allowed by the Internal Revenue Service
(IRS) in any plan year and (2) the IRS mandated discrimination tests.

Prior to the cessation of contributions on October 25, 1996, Fisons or RPR matched 100% of a participant's basic contributions, not in excess of two percent (2%) of a participant's compensation.

Vesting
-------

Participants are immediately vested in their employee, voluntary, rollover and employer contributions, as well as earnings on these contributions.

Investment Options
------------------

Prior to November 1996, a participant may have directed employee and employer contributions with a minimum of 10 percent and thereafter in 5 percent increments into any of the following six investment options: Mass Mutual Fixed Income Fund; Fidelity Puritan Fund; Fidelity Magellan Fund; Fidelity Growth & Income Portfolio; Fidelity OTC Stock Portfolio; and the Fidelity International Growth & Income Fund. During 1996, The Mass Mutual Fixed Income Fund option was replaced by the Fidelity Managed Income Fund.

In November 1996, with the transfer of Plan assets from Fidelity to American Express Trust Company, new investment options were offered to participants. Current investment options are as follows: IDS Discovery Fund, Inc.; IDS Federal Income Fund, Inc.; IDS International Fund, Inc.; IDS Managed Allocation Fund; IDS Mutual; IDS

New Dimensions Fund, Inc.; IDS Growth Fund, Inc.; IDS Selective Fund, Inc.; (collectively, the "IDS funds"); AIM Constellation Fund; Templeton Foreign Fund; American Express Trust Equity Index Fund I; Rhone-Poulenc Rorer Inc. Interest Accumulation Account; and Rhone-Poulenc Rorer Inc. Common Stock Account. The IDS funds are managed by American Express Financial Corporation. Participants may choose any combination of available investment vehicles in increments of one percent.

On August 22, 1997 Rhone-Poulenc S.A. (RP) commenced a cash tender offer to acquire, at a purchase price of $97 per share, the remaining shares of common stock of Rhone-Poulenc Rorer Inc. (RPR) that it did not then own, including shares in the Plan. The tender was declared complete on October 1, 1997. An amount of $211,515 being the cash received by the Trustee of the tender of such shares by plan participants who exercised the tender by the due date of September 25, 1997, was transferred into the Interest Accumulation Fund as of October 9, 1997. The cash of $21,952 received by the Trustee for shares of RPR stock that were not tendered during the tender period were frozen until the cancellation of shares and was transferred into the Interest Accumulation Fund as of December 3, 1997.

Participants may change their investment options on a daily basis.

Allocation of Investment Performance
------------------------------------

Investment performance (i.e., interest and dividends) within the Funds is allocated to participant accounts based on a participant's relative unit value interest in an individual fund at the earnings date.

Participants' Promissory Notes
------------------------------

Prior to October 25, 1996, participants could borrow from their fund accounts an amount not to exceed 50% of their vested account with a minimum of $1,000 and a maximum of $50,000. The participant could only be granted one loan per year and only one loan could be outstanding at anytime. New loans were not allowed after October 25, 1996.

Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Participants' Promissory Notes account. Loan terms ranged from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at the prime rate plus 1.5% determined at the time the loan was granted. Interest rates ranged from 7.48% to 13.33% in 1996. No new loans were taken during 1997. Principal and interest is paid in substantially equal installments, not less frequently than quarterly, by payroll deduction.

Payment of Benefits
-------------------

On termination of service, a participant who has an account balance of greater than $3,500 may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or elect to defer payment until a later date. A participant who has an account balance under $3,500 will receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

Plan Expenses
-------------

Brokerage commissions in connection with the Plan's purchase or sale of securities are added to the cost of the securities or deducted from the proceeds thereof, as the case may be. All other costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.

Termination of the Plan
-----------------------

The Company's Board of Directors may amend or suspend the Plan from time to time and may terminate the Plan at any time (although there is no present intent to do so) provided, however, that no such action may cause the participants' employee and Company contribution accounts to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated with respect to all participants or a group of participants, all such participants' accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of the shares held by the Plan. The Rhone-Poulenc Rorer Inc. Interest Accumulation Account is stated at contract value (cost plus interest income earned on an accrual basis) which approximates fair value. The Rhone-Poulenc Rorer Inc. Common Stock Account is stated at the fair market value of the Company's common stock.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The statement of changes in net assets available for benefits presents the net appreciation in the fair value of Plan investments which consists of realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties
-----------------------

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Related Party Transactions
--------------------------

Certain Plan investments were made in shares of mutual funds managed at the time by an affiliate of American Express Trust Company or Fidelity, the current or then-current trustees of the Plan. Therefore, these transactions qualify as party-in-interest.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.  SIGNIFICANT ASPECTS OF INVESTMENT OPTIONS

Current investment options:

IDS Discovery Fund, Inc. (Class Y)
----------------------------------

The IDS Discovery Fund, Inc. (Class Y) is a diversified mutual fund that invests primarily in common stocks of small and medium size growth companies, many of which specialize in technological innovation. Total units and unit-values invested in the fund at December 31, 1997 were 12,538 at $11.74 per unit. There were ten participants in the fund at December 31, 1997. There were no units invested in the fund and no participants at December 31, 1996.

IDS Federal Income Fund, Inc. (Class Y)
---------------------------------------

The IDS Federal Income Fund, Inc. (Class Y) invests primarily in U.S. government and government agency securities. There were no units invested in the fund and no participants at December 31, 1997 and 1996.

IDS International Fund, Inc. (Class Y)
--------------------------------------

The IDS International Fund, Inc. (Class Y) is a diversified mutual fund that invests primarily in common stocks and securities convertible into common stocks of foreign issuers. There were no units invested in the fund and no participants at December 31, 1997 and 1996.

IDS Managed Allocation Fund (Class Y)
-------------------------------------

The IDS Managed Allocation Fund (Class Y), a part of IDS Managed Retirement Fund, Inc., is a diversified mutual fund that invests in common and preferred stocks, convertible securities, debt securities and money market instruments issued by both U.S. and foreign companies. Total units and unit-values invested in the fund at December 31, 1997 were 3,272 at $10.96 per unit. There were four participants in the fund at December 31, 1997. There were no units invested in the fund and no participants at December 31, 1996.

IDS Mutual (Class Y)
--------------------

IDS Mutual (Class Y), a part of IDS Investment Series, Inc., is a diversified mutual fund that invests in common stocks and senior securities (preferred stock and debt securities) issued by U.S. and foreign companies as well as convertible securities and money market instruments. Total units and unit values invested in the fund at December 31, 1997 were 156,922 at $13.73 per unit. There were 177 participants in the fund at December 31, 1997. There were 156,134 units invested in the fund at $13.478 per unit and 212 participants at December 31, 1996.

IDS New Dimensions Fund, Inc. (Class Y)
---------------------------------------

The IDS New Dimensions Fund, Inc. (Class Y) is a diversified mutual fund that invests primarily in common stocks and securities convertible into common stocks of U.S. and foreign companies. Total units and unit values invested in the fund at December 31, 1997 were 110,060 at $23.86 per unit. There were 203 participants in the fund at December 31, 1997. There were 108,902 units invested in the fund at $20.708 per unit and 224 participants at December 31, 1996.

IDS Growth Fund, Inc. (Class Y)
-------------------------------

The IDS Growth Fund, Inc. (Class Y) is a diversified mutual fund that invests in stocks of U.S. companies. Total units and unit-values invested in the fund at December 31, 1997 were 8,739 at $31.79 per unit. There were 19 participants in the fund at December 31, 1997. There were no units invested in the fund and no participants at December 31, 1996.

IDS Selective Fund, Inc. (Class Y)
----------------------------------

The IDS Selective Fund, Inc. (Class Y) is a diversified mutual fund that invests in bonds of U.S. and foreign issuers. There were no units invested in the fund and no participants at December 31, 1997 and 1996.

AIM Constellation Fund
----------------------

AIM Constellation Fund, a part of AIM Equity Funds, Inc., is a diversified mutual fund that invests in common stock, with emphasis on medium-sized and smaller companies. Total units and unit values invested in the fund at December 31, 1997 were 52,966 units at $26.38 per unit. There were 128 participants in the fund at December 31, 1997. There were 59,260 units invested in the fund at $25.260 per unit and 147 participants at December 31, 1996.

Templeton Foreign Fund (Class I)
--------------------------------

Templeton Foreign Fund (Class I), a part of Templeton Funds, Inc., is a diversified mutual fund that invests in stocks and debt obligations of companies and governments outside of the U.S. Total units and unit values invested in the fund at December 31, 1997 were 86,297 units at $9.95 per unit. There were 96 participants in the fund at December 31, 1997. There were 74,026 units invested in the fund at $10.360 per unit and 103 participants at December 31, 1996.

American Express Trust Equity Index Fund I
------------------------------------------

The American Express Trust Equity Index Fund I is a fund of common stocks designed to closely match the total investment performance of the Standard and Poor's 500 Composite Stock Index (the "S&P 500 Index"). The American Express account portfolio contains all common stock issues represented in the S&P 500 Index except for stock of American Express Financial Corporation. No single common stock issue can exceed 10% of the account portfolio at the time of purchase. The fund is passively maintained; transactions occur only for the purpose of investing new contributions, funding withdrawals, or adjusting to changes made in the composition of stocks included in the S&P 500 Index. Total units and unit values invested in the fund at December 31, 1997 were 219,212 at $27.25 per unit. There were 267 participants in the fund at December 31, 1997. There were 238,181 units invested in the fund at $20.506 per unit and 306 participants at December 31, 1996.

Rhone-Poulenc Rorer Inc. Interest Accumulation Account
------------------------------------------------------

The Rhone-Poulenc Rorer Inc. Interest Accumulation Account is a pool of interest-bearing contracts, the principal and interest of which are guaranteed by the issuing companies. The Plan's share represents 4.2% and 7.32% of the aggregate pooled account at December 31, 1997 and 1996, respectively. Issuing companies of contracts in the account at December 31, 1997 were: Aetna Life Insurance Company, John Hancock Mutual Life Insurance Company, Metropolitan Life Insurance, Principal Mutual Life Insurance Company, The Prudential Insurance Company of America, New York Life Insurance Company and Transamerica Occidental Life Insurance Company. The contracts, which had an aggregate fair market value of $7,326,148 are considered fully benefit-responsive. Each contract is subject to early termination penalties which may be significant. The interest rates on funds on deposit in the account ranged from 5.53% to 9.06% in 1997 and 5.53% to 9.05% in 1996. The weighted average interest rate of all outstanding contracts at December 31, 1997 was 7.20% (1996: 7.56%). There were 267 participants in the account at December 31, 1997 (1996: 325).

Rhone-Poulenc Rorer Inc. Common Stock Account
---------------------------------------------

This account consists of Rhone-Poulenc Rorer Inc. common stock acquired at the prevailing market price and temporary investments held by the Trustee. There were no units invested in the account and no participants at December 31, 1997 and 1996.

Former Investment Options:

Mass Mutual Fixed Income Fund/Fidelity Managed Income Portfolio
---------------------------------------------------------------

Mass Mutual Fixed Income Fund was invested in a guaranteed investment contract with Massachusetts Mutual Life Insurance Company ("Mass Mutual"). In early 1995, the Plan entered into an investment with Mass Mutual who maintained the contributions in pooled accounts. The account was credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. Later in 1995, the Plan transferred the assets from Mass Mutual's investment funds to shares of an unallocated pooled fund with Fidelity. In 1996, the Plan reinvested the proceeds from the unallocated insurance contracts into Fidelity Managed Income Portfolio, a registered investment company.

Fidelity Puritan Fund
---------------------

Fidelity Puritan Fund was invested in common stocks, corporate bonds and short-term securities and cash.

Fidelity Magellan Fund
----------------------

Fidelity Magellan Fund was a growth mutual fund.

Fidelity Growth and Income Portfolio
------------------------------------

Fidelity Growth and Income Portfolio was invested in common stocks.

Fidelity OTC Stock Portfolio
----------------------------

Fidelity OTC Stock Portfolio was invested in common stocks of small companies listed on the over-the-counter exchange.

Fidelity International Growth and Income Fund
---------------------------------------------

Fidelity International Growth and Income Fund was invested in common stocks and corporate bonds of international companies.


NOTE 4.  TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 1996 that the Plan, as then designed, was in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


NOTE 5.  TRANSFERS TO OTHER PLANS

Medeva
------

In July of 1996, the Company sold certain assets of the Fisons Corporation in Rochester, New York to Medeva, plc. In connection with the transaction, the vested account balances of affected employees in the Plan were subsequently transferred to Texas Commerce Bank Arlington, as trustee for the Medeva Inc. Retirement Savings Plan, in November 1996 in the amount of $6,858,844.

NOTE 6.  NET ASSETS AVAILABLE FOR BENEFITS BY ACCOUNT

Net assets available for benefits by fund/account at December 31, 1997 and 1996 were as follows:

                                                                       DECEMBER 31, 1997

                                                                                                            IDS
                                                               IDS           IDS          IDS MANAGED       NEW
                                                 IDS         DISCOVERY      GROWTH         ALLOCATION    DIMENSIONS
                                                MUTUAL       FUND, INC.    FUND, INC.         FUND        FUND, INC.
                                             ------------    ----------    ----------     -----------    -----------
Investments                                  $  2,154,228    $  147,231    $  277,824     $    35,845    $ 2,626,250

Loans to participants                                  --            --            --              --             --
                                             ------------    ----------    ----------     -----------    -----------

Total assets                                    2,154,228       147,231       277,824          35,845      2,626,250
                                             ------------    ----------    ----------     -----------    -----------

LIABILITIES                                            --            --            --              --             --
                                             ------------    ----------    ----------     -----------    -----------

NET ASSETS AVAILABLE
FOR BENEFITS                                 $  2,154,228    $  147,231    $  277,824     $    35,845    $ 2,626,250
                                             ============    ==========    ==========     ===========    ===========
                                                                       DECEMBER 31, 1997

ASSETS                                             RHONE-POULENC
                                      AMERICAN       RORER INC.                                  PARTICIPANTS'
                                   EXPRESS TRUST     INTEREST           AIM         TEMPLETON     PROMISSORY
                                      EQUITY       ACCUMULATION    CONSTELLATION     FOREIGN        NOTES         COMBINED
                                     INDEX FUND       ACCOUNT        FUND, INC.        FUND        ACCOUNT        ACCOUNTS
                                   -------------   -------------   -------------   -----------   -------------   ------------
Investments                        $   5,973,965   $   7,326,148   $   1,397,253   $   858,656   $          --   $ 20,797,400

Loans to participants                         --              --              --            --         147,818        147,818
                                   -------------   -------------   -------------   -----------   -------------   ------------

Total assets                           5,973,965       7,326,148       1,397,253       858,656         147,818     20,945,218
                                   -------------   -------------   -------------   -----------   -------------   ------------

LIABILITIES                                   --              --              --            --              --             --
                                   -------------   -------------   -------------   -----------   -------------   ------------

NET ASSETS AVAILABLE
FOR BENEFITS                       $   5,973,965   $   7,326,148   $   1,397,253   $   858,656   $     147,818   $ 20,945,218
                                   =============   =============   =============   ===========   =============   ============

                                                                   DECEMBER 31, 1996

                                                                                              RHONE-POULENC
                                                                 IDS           AMERICAN         RORER INC.
                                                                 NEW         EXPRESS TRUST       INTEREST
                                                 IDS          DIMENSIONS        EQUITY         ACCUMULATION
                                                MUTUAL        FUND, INC.      INDEX FUND         ACCOUNT
                                             ------------    ------------    -------------    -------------
ASSETS
Investments                                  $  2,104,368    $  2,255,143    $   4,884,136    $   8,386,567

Transfers pending                                 (28,830)             --         (117,303)         176,609

Loans to participants                                  --              --               --               --
                                             ------------    ------------    -------------    -------------

Total assets                                    2,075,538       2,255,143        4,766,833        8,563,176
                                             ------------    ------------    -------------    -------------

LIABILITIES                                            --              --               --               --
                                             ------------    ------------    -------------    -------------

NET ASSETS AVAILABLE
FOR BENEFITS                                 $  2,075,538    $  2,255,143    $   4,766,833    $   8,563,176
                                             ============    ============    =============    =============
                                                                    DECEMBER 31, 1996

ASSETS                                                                         PARTICIPANTS'
                                                    AIM          TEMPLETON      PROMISSORY
                                               CONSTELLATION      FOREIGN          NOTES         COMBINED
                                                 FUND, INC.         FUND          ACCOUNT        ACCOUNTS
                                               -------------    -----------    -------------   ------------

Investments                                    $   1,496,920    $   766,907    $          --   $ 19,894,041

Transfers Pending                                    (30,476)            --               --             --

Loans to participants                                     --             --          316,509        316,509
                                               -------------    -----------    -------------   ------------

Total assets                                       1,466,444        766,907          316,509     20,210,550
                                               -------------    -----------    -------------   ------------

LIABILITIES                                               --             --               --             --
                                               -------------    -----------    -------------   ------------

                                                          --             --
NET ASSETS AVAILABLE
FOR BENEFITS                                   $   1,466,444    $   766,907    $     316,509   $ 20,210,550
                                               =============    ===========    =============   ============

NOTE 7.  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY ACCOUNT

Changes in net assets available for benefits by fund/account for the years ended December 31, 1997 and 1996 were as follows:

                                                                     FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                                           IDS          IDS
                                                               IDS            IDS            IDS         FEDERAL        NEW
                                              IDS           DISCOVERY        GROWTH         MANAGED      INCOME       DIMENSIONS
                                             MUTUAL         FUND, INC.     FUND, INC.     RETIREMENT      FUND        FUND, INC
                                        --------------  ----------------  ------------  --------------  ----------  -------------
ADDITIONS
Contributions:
Employer                                $          --         $       --     $     --        $    --     $  --      $        --
Employee                                           --                 --           --             --        --               --

Investment income:
Interest income                                 1,428                 --          160             --        --            1,545
Dividend income                               313,031             17,203        7,249          5,169        27          196,028

Net appreciation (depreciation)                53,887             (8,662)        (528)        (2,113)       42          347,861
                                        --------------  ----------------  ------------  --------------  ----------  -------------
Total additions                               368,346              8,541        6,881          3,056        69          545,434
                                        --------------  ----------------  ------------  --------------  ----------  -------------

DEDUCTIONS
Withdrawals and terminations                  248,751                 --           --             --        --          236,852
Transfers to other plans                           --                 --           --             --        --               --
Administrative expenses                            --                 --           --             --        --               --
                                        --------------  ----------------  ------------  --------------  ----------  -------------
Total deductions                              248,751                 --           --             --        --          236,852
                                        --------------  ----------------  ------------  --------------  ----------  -------------

INCREASE (DECREASE) BEFORE
INTER-FUND TRANSFERS                          119,595              8,541        6,881          3,056        69          308,582

Inter-fund transfers                          (40,905)           138,690      270,943         32,789       (69)          62,525
                                        --------------  ----------------  ------------  --------------  ----------  -------------
NET INCREASE (DECREASE)                        78,690            147,231      277,824         35,845        --          371,107

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                           2,075,538                 --           --             --        --        2,255,143
                                        --------------  ----------------  ------------  --------------  ----------  -------------
End of year                             $   2,154,228         $  147,231     $277,824        $35,845     $  --      $ 2,626,250
                                        ==============  ================  ============  ==============  ==========  =============

NOTE 7.    CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY ACCOUNT (CONTINUED)

                                                                  FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                 RHONE-POULENC
                                       AMERICAN EXPRESS            RORER INC.                AIM              TEMPLETON
                                      TRUST EQUITY INDEX     INTEREST ACCUMULATION     CONSTELLATION          FOREIGN
                                           FUND I                   ACCOUNT                  FUND                FUND
                                   ----------------------   -----------------------  ----------------    -----------------
ADDITIONS
Contributions:
Employer                                 $        --               $        --           $       --          $     --
Employee                                          --                        --                   --                --

Investment income:
Interest income                                3,723                     4,597                  525               146
Dividend income                                  105                        --               98,460            90,916

Net appreciation (depreciation)            1,490,482                   546,385               90,598           (39,866)
                                   ------------------       -----------------------  ----------------    -----------------
Total additions                            1,494,310                   550,982              189,583            51,196
                                   ------------------       -----------------------  ----------------    -----------------

DEDUCTIONS
Withdrawals and terminations                 506,075                 1,240,237              236,935            46,275
Transfers to other plans                          --                        --                   --                --
Administrative expenses                           --                        --                   --                --
                                   ------------------       -----------------------  ----------------    -----------------
Total deductions                             506,075                 1,240,237              236,935            46,275
                                   ------------------       -----------------------  ----------------    -----------------

INCREASE (DECREASE) BEFORE
INTER-FUND TRANSFERS                         988,235                  (689,255)             (47,352)            4,921

Inter-fund transfers                         218,897                  (547,773)             (21,839)           86,828
                                   ------------------       -----------------------  ----------------    -----------------
NET INCREASE (DECREASE)                    1,207,132                (1,237,028)             (69,191)           91,749

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                          4,766,833                 8,563,176            1,466,444           766,907
                                   ------------------       -----------------------  ----------------    -----------------
End of year                              $ 5,973,965               $ 7,326,148           $1,397,253          $858,656
                                   ==================       =======================  ================    =================

                                             PHONE-POULENC            PARTICIPANTS'
                                               RORER INC.              PROMISSORY
                                                COMMON                   NOTES              COMBINED
                                              STOCK FUND                ACCOUNT             ACCOUNTS
                                         -----------------       ------------------     ----------------
ADDITIONS
Contributions:
Employer                                   $      --                  $    --           $          --
Employee                                          --                       --                      --

Investment income:
Interest income                                   --                       --                  12,124
Dividend income                                1,402                       --                 729,590

Net appreciation (depreciation)               29,993                       --               2,508,079
                                         -----------------       ------------------     ----------------
Total additions                               31,395                       --               3,249,793
                                         -----------------       ------------------     ----------------

DEDUCTIONS
Withdrawals and terminations                      --                       --               2,515,125
Transfers to other plans                          --                       --                      --
Administrative expenses                           --                       --                      --
                                         -----------------       ------------------     ----------------
Total deductions                                  --                       --               2,515,125
                                         -----------------       ------------------     ----------------


INCREASE (DECREASE) BEFORE
INTER-FUND TRANSFERS                          31,395                       --                 734,668

Inter-fund transfers                         (31,395)                (168,691)                     --
                                         -----------------       ------------------     ----------------
NET INCREASE (DECREASE)                           --                 (168,691)                734,668

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                                 --                  316,509              20,210,550
                                         -----------------       ------------------     ----------------
End of year                                $      --             $    147,818             $20,945,218
                                         =================       ==================     ================

NOTE 7.   CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY ACCOUNT (CONTINUED)

                                                                                FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                             RHONE-POULENC
                                                              IDS            AMERICAN           RORER INC.
                                                              NEW          EXPRESS TRUST        INTEREST            AIM
                                            IDS            DIMENSIONS       EQUITY INDEX      ACCUMULATION     CONSTELLATION
                                           MUTUAL          FUND, INC.          FUND I           ACCOUNT             FUND
                                     ----------------- ----------------- ----------------- ----------------- -----------------
ADDITIONS
Contributions:
Employer                                   $       --        $       --       $       --         $       --        $       --
Employee                                           --                --               --                 --                --

Investment income:
Interest income                                86,506           108,558          308,590             63,099            50,713
Dividend income                               139,763            86,604               --                 --            84,276

Net appreciation (depreciation)              (137,472)         (131,100)         (54,802)            36,617           (93,463)
                                     ----------------- ----------------- ----------------- ----------------- -----------------

Total additions                                88,797            64,062          253,788             99,716            41,526
                                     ----------------- ----------------- ----------------- ----------------- -----------------

DEDUCTIONS
Withdrawals and terminations                       --                --               --                 --                --
Transfers to other plans                           --                --               --                 --                --
Administrative expenses                            --                --               --                 --                --
                                     ----------------- ----------------- ----------------- ----------------- -----------------

Total deductions                                   --                --               --                 --                --
                                     ----------------- ----------------- ----------------- ----------------- -----------------

INCREASE (DECREASE) BEFORE
INTER-FUND TRANSFERS                           88,797            64,062          253,788             99,716            41,526

Inter-fund transfers                        1,986,741         2,191,081        4,513,045          8,463,460         1,424,918
                                     ----------------- ----------------- ----------------- ----------------- -----------------

NET INCREASE (DECREASE)                     2,075,538         2,255,143        4,766,833          8,563,176         1,466,444

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                                  --                --               --                 --                --
                                     ----------------- ----------------- ----------------- ----------------- -----------------

End of year                                $2,075,538        $2,255,143       $4,766,833         $8,563,176        $1,466,444
                                     ================= ================= ================= ================= =================

                                          FIDELITY
                                        INT'L GROWTH       TEMPLETON
                                          & INCOME          FOREIGN
                                            FUND             FUND
                                     ----------------- -----------------
ADDITIONS
Contributions:
Employer                                  $    11,256         $      --
Employee                                       52,469                --

Investment income:
Interest income                                    --             5,511
Dividend income                                    --            22,802

Net appreciation (depreciation)                71,696            14,859
                                     ----------------- -----------------

Total additions                               135,421            43,172
                                     ----------------- -----------------

DEDUCTIONS
Withdrawals and terminations                 (417,204)               --
Transfers to other plans                     (148,965)               --
Administrative expenses                            --                --
                                     ----------------- -----------------

Total deductions                             (566,169)               --
                                     ----------------- -----------------

INCREASE (DECREASE) BEFORE
INTER-FUND TRANSFERS                         (430,748)           43,172

Inter-fund transfers                         (650,083)          723,735
                                     ----------------- -----------------

NET INCREASE (DECREASE)                    (1,080,831)          766,907

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                           1,080,831                --
                                     ----------------- -----------------

End of year                               $        --         $ 766,907
                                     ================= =================

NOTE 7.   CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY ACCOUNT (CONTINUED)

                                                                                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                                       MASS                         FIDELITY       FIDELITY       FIDELITY
                                      FIDELITY         MUTUAL         FIDELITY      GROWTH &         OTC          MANAGED
                                      PURITAN       FIXED INCOME      MAGELLAN       INCOME         STOCK          INCOME
                                        FUND            FUND            FUND        PORTFOLIO      PORTFOLIO      PORTFOLIO
                                  --------------  ----------------  ------------  -------------  -------------  --------------
ADDITIONS
Contributions:
Employer                          $      40,805   $            --   $    64,147   $     63,627    $    22,969   $    66,859
Employee                                185,528                --       275,399        274,630        105,017       239,001

Investment income:
Interest income                              --                --            --             --             --            --
Dividend income                         425,082                --       659,140        383,953        176,001       670,662

Net appreciation (depreciation)         (22,713)               --      (379,715)       694,817        127,163             1
                                  --------------  ----------------  ------------  -------------  -------------  --------------

Total additions                         628,702                --       618,971      1,417,027        431,150       976,523
                                  --------------  ----------------  ------------  -------------  -------------  --------------

DEDUCTIONS
Withdrawals and terminations         (1,393,216)           (3,036)   (1,455,320)    (3,414,606)      (539,857)   (4,315,771)
Transfers to other plans               (822,550)               --    (1,160,641)    (1,523,882)      (409,535)   (2,556,592)
Administrative expenses                      --                --            --             --             --            --
                                  --------------  ----------------  ------------  -------------  -------------  --------------

Total deductions                     (2,215,766)           (3,036)   (2,615,961)    (4,938,488)      (949,392)   (6,872,363)
                                  --------------  ----------------  ------------  -------------  -------------  --------------

INCREASE (DECREASE) BEFORE
INTER-FUND TRANSFERS                 (1,587,064)           (3,036)   (1,996,990)    (3,521,461)      (518,242)   (5,895,840)

Inter-fund transfers                 (1,908,720)      (15,396,814)   (2,205,202)    (3,710,540)    (1,107,261)    5,895,840
                                  --------------  ----------------  ------------  -------------  -------------  --------------

NET INCREASE (DECREASE)              (3,495,784)      (15,399,850)   (4,202,192)    (7,232,001)    (1,625,503)           --

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                     3,495,784        15,399,850     4,202,192      7,232,001      1,625,503            --
                                  --------------  ----------------  ------------  -------------  -------------  --------------

End of year                       $          --   $            --   $        --   $         --   $         --   $        --
                                  ==============  ================  ============  =============  =============  ==============

                                     PARTICIPANTS'
                                      PROMISSORY
                                         NOTES            COMBINED
                                        ACCOUNT           ACCOUNTS
                                  -------------------  --------------
ADDITIONS
Contributions:
Employer                          $        --          $    269,663
Employee                                   --             1,132,044

Investment income:
Interest income                        44,438               667,415
Dividend income                            --             2,648,283

Net appreciation (depreciation)            --               125,888
                                  -------------------  --------------

Total additions                        44,438             4,843,293
                                  -------------------  --------------

DEDUCTIONS
Withdrawals and terminations          (85,180)          (11,624,190)
Transfers to other plans             (236,679)           (6,858,844)
Administrative expenses                    --                    --
                                  -------------------  --------------

Total deductions                     (321,859)          (18,483,034)
                                  -------------------  --------------

INCREASE (DECREASE) BEFORE
INTER-FUND TRANSFERS

Inter-fund transfers                 (220,200)(1)                --
                                  -------------------  --------------

NET INCREASE (DECREASE)              (497,621)          (13,639,741)

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                     814,130            33,850,291
                                  -------------------  --------------

End of year                       $   316,509          $ 20,210,550
                                  ===================  ==============

(1) 1996 inter-fund transfers include new loans issued of $151,415 and repayments of $327,177.

NOTE 8.   VOLUNTARY COMPLIANCE RESOLUTION

In August 1997, RPR filed with the IRS a Voluntary Compliance Resolution Program
(VCR) for the approval by the IRS of a correction on behalf of the Plan of certain operational defects associated with the Plan. These operational defects occurred during the distribution of funds to former Plan participants under the previous Plan administrator. The IRS approved the correction in January 1998 and stated that if the approved corrections were made, there would be no adverse effect on the qualified status of the Plan. RPR is currently in the process of utilizing the IRS Locator Program to locate the former plan participants. RPR believes that compliance with the approved corrective program can be completed by the end of October 1998.

                            SUPPLEMENTAL SCHEDULES

                        FISONS CORPORATION THRIFT PLAN
          LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

     PARTY
  IN-INTEREST                IDENTITY OF ISSUE                                           DESCRIPTION OF ASSET
---------------  -----------------------------------------       ----------------------------------------------------------------
      *           IDS Mutual (Class Y)                            Balanced mutual fund
                                                                  (156,922 units at $13.728 per unit)

      *           IDS Discovery Fund (Class Y)                    Equity mutual fund
                                                                  (12,538 units at $11.743 per unit)

      *           IDS Growth Fund (Class Y)                       Equity mutual fund
                                                                  (8,739 units at $31.790 per unit)

      *           IDS Managed Allocation Fund (Class Y)           Balanced mutual fund
                                                                  (3,272 units at $10.955 per unit)

      *           IDS New Dimensions Fund, Inc. (Class Y)         Equity mutual fund
                                                                  (110,060 units at $23.862 per unit)

      *           American Express Trust Equity Index Fund I      Equity index fund
                                                                  (219,212 units at $27.252 per unit)

     N/A          Rhone-Poulenc Rorer Inc. Interest Accumulation  Pooled fund of guaranteed insurance contracts
                  Account                                         (Interest rates ranging from 5.53% to 9.06%; mature at various dates from 1/30/98 to 1/13/06)

     N/A          AIM Constellation Fund                          Equity mutual fund
                                                                  (52,966 unit at $26.380 per unit)

     N/A          Templeton Foreign Fund (Class II)               Equity mutual fund
                                                                  (86,297 units at $9.950 per unit)

                         DECEMBER 31, 1997
                   -----------------------------
     PARTY                           CURRENT
  IN-INTEREST          COST           VALUE
---------------    ------------  ---------------
      *             $ 2,166,870      $ 2,154,228

      *                 155,893          147,231

      *                 278,352          277,824

      *                  37,958           35,845

      *               2,346,817        2,626,250

      *               4,345,098        5,973,965

     N/A              6,779,938        7,326,148

     N/A              1,353,124        1,397,253

     N/A                865,388          858,656

                    -----------      -----------
                    $18,329,438      $20,797,400
                    ===========      ===========

* See the attached "Schedule of Reportable Transactions" for details of transactions with parties-in-interest.

                        FISONS CORPORATION THRIFT PLAN
                LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS



                  (SEE AMERICAN EXPRESS TRUST REPORT ATTACHED

[LOGO OF AMERICAN EXPRESS APPEARS HERE]

                    SCHEDULE G INFORMATION - PART V
                        REPORTABLE TRANSACTIONS
FINANCIAL            FISONS CORPORATION THRIFT PLAN           PAGE 10
ADVISORS              FROM 1/1/97      TO 12/31/97
                                                              ACCOUNT DMO186500

          DATE           SHARES/        UNIT      EXPENSE        PRINCIPAL        COST         REALIZED
       BOUGHT/SOLD      PAR VALUE       PRICE     INCURRED         CASH         ADJUSTMENT     GAIN/LOSS
       -----------      ---------       -----     --------       ---------      ----------     ---------
                    BEGINNING MARKET VALUE        20,209,138.82
                    COMPARATIVE VALUE (5%)         1,010,456.94
                    ----------------------        -------------

                    CATEGORY 1 - SINGLE TRANSACTION EXCEEDS 5% OF VALUE

***  NO TRANSACTIONS QUALIFIED FOR THIS SECTION ***

================================================================================

            CATEGORY 2 - SERIES OF TRANSACTIONS WITH SAME BROKER EXCEEDS 5% OF VALUE

                                       BROKER: NO BROKER

          ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
       01/02/97 B             12,878          13.718          0       176,666-       176,666
          ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
       01/09/97 B                193          13.740          0         2,649-         2,649
          ISSUE:  990008831 - RPR POOLED STOCK FUND
       01/09/97 B                 16          15.900          0           262-           262
          ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
       01/13/97 S              1,493          13.745          0        20,519         20,240           278
          ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
       01/16/97 S              2,959          13.759          0        40,715         40,122           593
          ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
       01/17/97 S                345          13.761          0         4,744          4,675            70
          ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
       01/21/97 S              5,682          13.772          0        78,246         77,034         1,213
          ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
       01/24/97 B              2,564          13.780          0        35,326-        35,326
          ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
       01/28/97 S                232           13.790         0         3,198          3,144            53

[LOGO]

                        SCHEDULE G INFORMATION - PART V
                            REPORTABLE TRANSACTIONS
FINANCIAL               FISONS CORPORATION THRIFT PLAN        PAGE 11
ADVISORS                   FROM 7/1/97  TO 12/31/97
                                                              ACCOUNT DMO186500

       DATE           SHARES/            UNIT     EXPENSE       PRINCIPAL          COST        REALIZED
   BOUGHT/SOLD       PAR VALUE           PRICE    INCURRED        CASH          ADJUSTMENT     GAIN/LOSS
   -----------       ---------           -----    --------      ---------       ----------     ---------
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   01/29/97 B                1           13.785          0             13-              13
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   02/04/97 S              952           13.809          0         13,144           12,906           237
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   02/07/97 S              737           13.817          0         10,178            9,988           190
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   O2/11/97 S              307           13.827          0          4,243            4,161            82
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   02/12/97 S              868           13.830          0         12,000           11,765           235
     ISSUE: 990008898 - RPR POOLED STOCK FUND
   02/12/97 B              886           15.796          0         14,000-          14,000
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   02/13/97 S            5,047           13.833          0         69,809           68,429         1,380
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   02/18/97 B               19           13.838          0            265-             265
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   02/19/97 B              154           13.849          0          2,134-           2,134
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   02/25/97 S            1,051           13.865          0         14,567           14,246           321
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   02/26/97 S              133           13.867          0          1,838            1,797            41
     ISSUE: 990008898 - RPR POOLED STOCK FUND
   02/27/97 S            3,605           13.870          0         50,000           48,881         1,119
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   02/27/97 B            3,204           15.604          0         50,000-          50,000
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   02/28/97 B               13           13.873          0            176-             176
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   03/07/97 S              977           13.891          0         13,567           13,244           324
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   03/11/97 S            7,920           13.902          0        110,110          107,397         2,712
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   03/12/97 B               38           13.905          0            534-             534
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   03/13/97 B               30           13.907          0            421-             421
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   03/14/97 B               24           13.910          0            339-             339
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   03/17/97 S            1,912           13.913          0         26,958           25,922           676
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   03/25/97 S              311           13.939          0          4,341            4,223           118
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
   03/31/97 S            4,046           13.947          0         56,436           54,869         1,567
     ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND

[LOGO]

                        SCHEDULE G INFORMATION - PART V
                            REPORTABLE TRANSACTIONS
  FINANCIAL             FISONS CORPORATION THRIFT PLAN        PAGE 12
  ADVISORS                 FROM 1/1/97   TO 12/31/97
                                                              ACCOUNT DMO 186500

    DATE            SHARES/            UNIT       EXPENSE        PRINCIPAL         COST         REALIZED
BOUGHT/SOLD        PAR VALUE           PRICE      INCURRED         CASH         ADJUSTMENT     GAIN/LOSS
-----------        ---------           -----      --------       ---------      ----------     ---------
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
04/02/97 B                13          13.961             0             176-            176
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
04/07/97 S               210          13.969             0           2,938           2,852            86
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
04/09/97 B                38          13.980             0             534-            534
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
04/10/97 B                32          13.982             0             449-            449
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
04/21/97 S               500          14.007             0           7,000           6,776           224
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
04/22/97 B                 5          14.015             0              73-             73
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
04/23/97 S               604          14.017             0           8,464           8,188           276
   ISSUE: 990008831 - RPR POOLED STOCK FUND
04/23/97 B               407          14.729             0           6,000-          6,000
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
04/30/97 S             1,605          14.036             0          22,533          21,769           765
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
05/02/97 B             1,277          14.042             0          17,932-         17,932
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
05/07/97 B                63          14.055             0             888-            888
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
05/12/97 B                26          14.063             0             360-            360
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
05/13/97 B                 0          14.035             0               1-              1
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
05/15/97 S             1,332          14.076             0          18,755          18,069           686
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
05/16/97 B                 8          14.078             0             107-            107
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
05/28/97 S               522          14.112             0           7,371           7,083           288
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
05/30/97 B                23          14.117             0             318-            318
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
06/03/97 B             1,763          14.128             0          24,907-         24,907
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
06/05/97 S             1,685          14.133             0          23,817          22,856           961
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
06/09/97 S             1,185          14.139             0          16,760          16,077           683
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
06/11/97 S            24,981          14.150             0         353,482         338,806        14,675
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION  FUND
06/12/97 B                28          14.152             0             401-            401

[LOGO]

                        SCHEDULE G INFORMATION - PART V
  FINANCIAL                 REPORTABLE TRANSACTIONS
  ADVISORS              FISONS CORPORATION THRIFT PLAN        PAGE 13
                          FROM 1/1/97   TO   12/31/97
                                                              ACCOUNT DMO 186500

   DATE                SHARES/        UNIT       EXPENSE        PRINCIPAL         COST             REALIZED
BOUGHT/SOLD           PAR VALUE       PRICE      INCURRED         CASH         ADJUSTMENT          GAIN/LOSS
-----------           ---------       -----      --------       ---------      ----------          ---------
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
06/18/97 S               2,016       14.169             0          28,568          27,345              1,223
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
06/19/97 S               1,833       14.171             0          25,982          24,867              1,116
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
06/23/97 S                 529       14.177             0           7,500           7,175                325
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
06/25/97 B                   4       14.186             0              60-             60
   ISSUE:  990008831 - RPR POOLED STOCK FUND
06/30/97 B                 610       19.622             0          11,960-         11,960
   ISSUE:  990008831 - RPR POOLED STOCK FUND
07/07/97 B               2,497       20.021             0          50,000-         50,000
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/07/97 S               3,518       14.212             0          50,000          47,715              2,285
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/08/97 S               3,515       14.223             0          50,000          47,678              2,322
   ISSUE:  990008831 - RPR POOLED STOCK FUND
07/08/97 B               2,494       20.048             0          50,000-         50,000
   ISSUE:  990008831 - RPR POOLED STOCK FUND
07/09/97 B                 651       20.155             0          13,119-         13,119
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/09/97 S               4,218       14.226             0          60,000          57,202              2,798
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/10/97 S                 351       14.228             0           5,000           4,766                234
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/11/97 B                  29       14.231             0             411-            411
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/14/97 B                  36       14.234             0             510-            510
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/21/97 B                  36       14.253             0             515-            515
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/23/97 S               4,441       14.264             0          63,353          60,238              3,115
   ISSUE:  990008831 - RPR POOLED STOCK FUND
07/23/97 B                 327       20.182             0           6,603-          6,603
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/25/97 S                 336       14.270             0           4,800           4,562                238
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/28/97 S               2,804       14.272             0          40,021          38,032              1,989
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/29/97 S                 296       14.281             0           4,227           4,014                213
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/30/97 S               1,517       16.283             0          21,662          20,570              1,092
   ISSUE:  990008898 - RPR INTEREST ACCUMULATION FUND
07/31/97 B                  28       14.286             0             400-            400

[LOGO]

                      SCHEDULE G INFORMATION - PART V
   FINANCIAL              REPORTABLE TRANSACTIONS
   ADVISORS            FISONS CORPORATION THRIFT PLAN         PAGE 14
                         FROM 1/1/97  TO  12/31/97
                                                              ACCOUNT DMD 186500

    DATE           SHARES/               UNIT          EXPENSE            PRINCIPAL                COST           REALIZED
BOUGHT/SOLD        PAR VALUE             PRICE         INCURRED             CASH                ADJUSTMENT        GAIN/LOSS
------------       ---------             -----         --------           ----------            ----------        ---------
   ISSUE: 990008831 - RPR POOLED STOCK FUND
07/31/97 B                10            20.302                0                200-                    200
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
08/04/97 S             2,513            14.292                0             35,911                  34,079            1,832
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
08/07/97 S             2,770            14.305                0             39,630                  37,574            2,056
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
08/11/97 S             1,101            14.311                0             15,750                  14,927              823
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
08/12/97 B                29            14.319                0                411-                    411
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
08/13/97 B                44            14.322                0                637-                    637
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
08/18/97 S             1,910            14.330                0             27,369                  25,904            1,465
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
08/19/97 S             2,210            14.338                0             31,693                  29,979            1,713
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
08/21/97 B                16            14.344                0                224-                    224
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
08/28/97 S               149            14.363                0              2,133                   2,014              119
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
09/03/97 S             3,718            14.380                0             53,466                  50,428            3,038
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
09/04/97 S               722            14.382                0             10,382                   9,791              591
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
09/10/97 B                53            14.399                0                759-                    759
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
09/16/97 S             6,128            14.416                0             88,347                  83,119            5,228
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
09/23/97 S             1,247            14.435                0             18,000                  16,913            1,087
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
09/24/97 S                46            14.438                0                664                     624               40
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
09/25/97 B                 4            14.440                0                 60-                     60
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/02/97 B               113            14.460                0              1,636-                  1,636
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/07/97 S               578            14.474                0              8,368                   7,842              527
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/09/97 B            12,882            14.479                0            186,515-                186,515
   ISSUE: 990008831 - RPR POOLED STOCK FUND
10/09/97 S            10,128            20.885                0            211,515                 184,421           27,094
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/10/97 B                21            14.481                0                309-                    309

[LOGO OF AMERICAN EXPRESS APPEARS HERE]

                        SCHEDULE G INFORMATION - PART V
                            REPORTABLE TRANSACTIONS           PAGE 15
FINANCIAL               FISIONS CORPORATION THRIFT PLAN
ADVISORS                   FROM 1/1/97  TO 12/31/97           ACCOUNT DMO 186500

   DATE               SHARES/             UNIT      EXPENSE             PRINCIPAL            COST             REALIZED
BOUGHT/SOLD          PAR VALUE            PRICE     INCURRED              CASH             ADJUSTMENT         GAIN/LOSS
-----------          ---------            -----     --------              ----             ----------         ---------
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/13/97 S             1,380             14.484            0               19,991              18,751             1,240
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/14/97 S             4,630             14.491            0               67,100              62,908             4,192
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/20/97 S               397             14.501            0                5,762               5,398               364
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/22/97 S                99             14.512            0                1,436               1,345                92
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/23/97 S             3,003             14.514            0               43,583              40,795             2,767
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/24/97 B                 4             14.516            0                   60-                 60-
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/28/97 S             2,762             14.527            0               40,127              37,527             2,600
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/29/97 S             2,415             14.530            0               35,091              32,810             2,281
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
10/30/97 S               527             14.533            0                7,655               7,156               499
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
11/04/97 S               477             14.546            0                6,939               6,481               458
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
11/05/97 B                27             14.548            0                  398-                398
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
11/10/97 S               503             14.557            0                7,318               6,830               488
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
11/11/97 S             1,291             14.565            0               18,806              17,542             1,264
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
11/12/97 S            10,572             14.568            0              154,008             143,624            10,384
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
11/13/97 B             7,005             14.570            0              102,067-            102,067
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
11/14/97 S               120             14.573            0                1,750               1,633               117
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
11/18/97 S             1,450             14.584            0               21,142              19,715             1,427
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
11/24/97 B                 4             14.592            0                   60-                 60
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
11/26/97 B               187             14.605            0                2,736-              2,736
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
12/02/97 B               774             14.621            0               11,314-             11,314
   ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
12/04/97 B             1,501             14.627            0               21,952-             21,952
   ISSUE: 990008831 - RPR POOLED STOCK FUND
12/04/97 S             1,050             20.903            0               21,952              19,124             2,828

[LOGO]

                        SCHEDULE G INFORMATION - PAST V
                            REPORTABLE TRANSACTIONS
FINANCIAL               FISONS CORPORATION THRIFT PLAN         PAGE 16
ADVISORS                   FROM 1/1/97  TO 12/31/97
                                                               ACCOUNT DMO186500

     DATE                 SHARES/            UNIT    EXPENSE     PRINCIPAL         COST        REALIZED
  BOUGHT/SOLD            PAR VALUE           PRICE   INCURRED      CASH         ADJUSTMENT     GAIN/LOSS
  -----------            ---------           -----   --------    ---------      ----------     ---------
        ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
     12/O8/97 B                 14           14.631         0          209-            209
        ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
     12/09/97 B                214           14.640         0        3,137-          3,137
        ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
     12/10/97 S              1,707           14.643         0       25,000          23,228         1,772
        ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
     12/22/97 S                 21           14.669         0          315             292            23
        ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
     12/23/97 S                205           14.677         0        3,002           2,782           219
        ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND
     12/30/97 S              4,001           14.696         0       58,793          54,428         4,365
                                                     --------    ---------      ----------     ---------
                  SUB-TOTAL                                 0    3,240,677       3,110,860       129,816

                  GRAND TOTAL                               0    3,240,677       3,110,860       129,816

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   CATEGORY 3 - SERIES OF TRANSACTIONS IN SAME SECURITY EXCEEDS 5% OF VALUE

        ISSUE: 990008476 - EQUITY INDEX 1
     01/02/97 S              5,720           20.506         0      117,303         111,211         6,092
     01/08/97 S              1,184           20.836         0       24,663          23,012         1,651
     01/09/97 B                  3           20.707         0           71-             71
     01/16/97 S                579           21.231         0       12,288          11,252         1,036
     01/17/97 S                400           21.302         0        8,517           7,773           744
     01/20/97 S                417           21.481         0        8,955           8,105           850
     01/21/97 S              1,840           21.495         0       39,544          35,765         3,779
     01/23/97 S                905           21.758         0       19,680          17,585         2,096
     01/24/97 S              1,642           21.519         0       35,326          31,914         3,411
     01/28/97 S              1,352           21.172         0       28,631          26,290         2,341
     01/29/97 B                  0           21.149         0            2-              2
     02/04/97 B                414           21.785         0        9,024-          9,024
     02/05/97 B                  2           21.859         0           44-             44
     02/07/97 S                 43           21.614         0          924             831            93
     02/11/97 S                510           21.758         0       11,094           9,915         1,179

[LOGO OF AMERICAN EXPRESS APPEARS HERE]

                        SCHEDULE G INFORMATION - PART V
                            REPORTABLE TRANSACTIONS           PAGE 17
FINANCIAL               FISIONS CORPORATION THRIFT PLAN
ADVISORS                   FROM 1/1/97  TO 12/31/97           ACCOUNT DMO 186500


   DATE               SHARES/             UNIT      EXPENSE             PRINCIPAL            COST             REALIZED
BOUGHT/SOLD          PAR VALUE            PRICE     INCURRED              CASH             ADJUSTMENT         GAIN/LOSS
-----------          ---------            -----     --------            ---------          ----------         ---------
02/13/97 B                 605           22.243            0               13,451-             13,451
02/18/97 B                  10           22.402            0                  224-                224
02/19/97 S               1,788           22.623            0               40,454              34,786             5,668
02/25/97 S                 196           22.461            0                4,395               3,806               589
02/26/97 S                 256           22.511            0                5,755               4,973               782
03/07/97 S                 622           22.159            0               13,784              12,101             1,603
03/12/97 B                  47           22.513            0                1,061-              1,061
03/13/97 B                  14           22.318            0                  304-                304
03/14/97 B                   3           21.913            0                   73-                 73
03/17/97 B                 604           22.016            0               13,299-             13,299
03/25/97 B                   6           21.954            0                  141-                141
03/31/97 S                 498           21.489            0               10,697               9,687             1,009
04/07/97 S                  76           21.052            0                1,603               1,482               121
04/09/97 B                  50           22.187            0                1,061-              1,061
04/10/97 B                   3           21.131            0                   71-                 71
04/22/97 B                   9           21.134            0                  185-                185
04/23/97 S               2,019           21.530            0               43,460              39,284             4,175
04/30/97 B                   2           22.059            0                   42-                 42
05/02/97 S                 449           22.197            0                9,976               8,746             1,229
05/07/97 B                  41           23.012            0                  944-                944
05/12/97 B                 810           22.937            0               18,579-             18,579
05/15/97 S                 202           23.260            0                4,707               3,941               766
05/16/97 B                  14           23.422            0                  321-                321
05/21/97 S                  62           23.418            0                1,463               1,217               246
05/28/97 S                 946           23.648            0               22,362              18,416             3,946
05/30/97 B                  11           23.499            0                  270-                270
06/03/97 S               1,057           23.564            0               24,907              20,585             4,322
06/09/97 B                  48           23.895            0                1,156-              1,156
06/12/97 S                 174           24.226            0                4,207               3,382               825
06/18/97 B                 516           24.916            0               12,861-             12,861
06/19/97 S               1,122           24.766            0               27,798              21,875             5,923
06/23/97 B                 200           25.033            0                5,000-              5,000
06/25/97 B                  69           24.971            0                1,717-              1,717
06/30/97 S                 322           24.726            0                7,960               6,276             1,684
07/09/97 B                 218           25.615            0                5,575-              5,575
07/11/97 B                  25           25.476            0                  640-                640
07/14/97 B                   7           25.556            0                  171-                171
07/21/97 B                  12           25.526            0                  299-                299
07/23/97 B               1,730           26.047            0               45,068-             45,068
07/24/97 B               3,442           26.121            0               89,915-             89,915
07/25/97 B                 259           26.223            0                6,800-              6,800
07/28/97 S               1,696           26.179            0               44,394              33,346            11,048
07/31/97 B                   8           26.558            0                  200-                200
08/04/97 B                  78           26.419            0                2,071-              2,071

[LOGO]

                     SCHEDULE G INFORMATION - PART V
   FINANCIAL            REPORTABLE TRANSACTIONS
   ADVISORS          FISONS CORPORATION THRIFT PLAN         PAGE 18
                         FROM 1/1/97 TO 12/31/97
                                                            ACCOUNT DMO 186500

         DATE          SHARES/       UNIT      EXPENSE        PRINCIPAL           COST           REALIZED
     BOUGHT/SOLD     PAR VALUE       PRICE     INCURRED         CASH           ADJUSTMENT        GAIN/LOSS
     -----------     ---------       -----     --------       ---------        ----------        ---------
     08/07/97 B          1,489      26.789            0          39,879-           39,879
     08/12/97 B             15      26.147            0             395-              395
     08/13/97 B             54      25.856            0           1,395-            1,395
     08/19/97 B          1,292      25.477            0          32,908-           32,908
     08/21/97 B              5      26.229            0             141-              141
     08/28/97 S            170      25.516            0           4,332             3,353              979
     09/03/97 S            148      25.912            0           3,841             2,928              913
     09/04/97 B              6      25.924            0             153-              153
     09/10/97 B             23      26.089            0             591-              591
     09/16/97 S            608      25.717            0          15,630            12,004            3,626
     09/24/97 S            330      26.620            0           8,786             6,519            2,267
     09/25/97 B              5      26.403            0             141-              141
     10/02/97 B             30      26.719            0             803-              803
     10/08/97 S            115      27.499            0           3,156             2,267              889
     10/09/97 B            917      27.249            0          25,000-           25,000
     10/10/97 B             17      27.160            0             473-              473
     10/13/97 B              6      27.063            0             166-              166
     10/14/97 S          3,112      27.093            0          84,326            61,574           22,752
     10/15/97 S          1,149      27.154            0          31,196            22,728            8,468
     10/22/97 S            320      27.202            0           8,713             6,337            2,376
     10/23/97 B            575      27.108            0          15,583-           15,583
     10/24/97 B              5      26.611            0             141-              141
     10/28/97 S            914      24.554            0          22,436            18,094            4,342
     10/30/97 B            168      25.739            0           4,321-            4,321
     11/04/97 S            129      26.300            0           3,384             2,548              835
     11/05/97 B             21      26.349            0             549-              549
     11/06/97 B              2      26.410            0              42-               42
     11/10/97 B            141      25.994            0           3,659-            3,659
     11/12/97 B            325      25.892            0           8,414-            8,414
     11/18/97 S            283      26.531            0           7,506             5,608            1,899
     11/24/97 B              5      27.010            0             141-              141
     12/02/97 B              1      27.345            0              30-               30
     12/03/97 B              0      27.143            0               0-                0
     12/08/97 B             14      27.606            0             395-              395
     12/09/97 B              6      27.563            0             166-              166
                                               --------       ---------        ----------        ---------
                SUB-TOTAL                             0       1,134,279         1,017,642          116,634

          ISSUE: 990008898 - RPR INTEREST ACCUMULATION FUND

     01/02/97 B         12,878      13.718            0         176,666-          176,666
     01/09/97 B            193      13.740            0           2,649-            2,649
     01/13/97 S          1,493      13.745            0          20,519            20,240              278
     01/16/97 S          2,959      13.759            0          40,715            40,122              593


[LOGO]

                                                  SCHEDULE G INFORMATION - PART V
                                                      REPORTABLE TRANSACTIONS
FINANCIAL                                         FISONS CORPORATION THRIFT PLAN                         PAGE 19
ADVISORS                                            FROM 1/1/97    TO 12/31/97
                                                                                                         ACCOUNT DMO 186500

        DATE              SHARES/       UNIT           EXPENSE        PRINCIPAL                     COST             REALIZED
     BOUGHT/SOLD         PAR VALUE      PRICE          INCURRED         CASH                     ADJUSTMENT          GAIN/LOSS
     -----------         ---------      -----          --------       ---------                  ----------          ---------
     01/17/97 S                345     13.761                 0           4,744                       4,675                 70
     01/21/97 S              5,682     13.772                 0          78,246                      77,034              1,213
     01/24/97 B              2,564     13.780                 0          35,326-                     35,326
     01/28/97 S                232     13.790                 0           3,198                       3,144                 53
     01/29/97 B                  1     13.785                 0              13-                         13
     02/04/97 S                952     13.809                 0          13,144                      12,906                237
     02/07/97 S                737     13.817                 0          10,178                       9,988                190
     02/11/97 S                307     13.827                 0           4,243                       4,161                 82
     02/12/97 S                868     13.830                 0          12,000                      11,765                235
     02/13/97 S              5,047     13.833                 0          69,809                      68,429              1,380
     02/18/97 B                 19     13.838                 0             265-                        265
     02/19/97 B                154     13.849                 0           2,134-                      2,134
     02/25/97 S              1,051     13.865                 0          14,567                      14,246                321
     02/26/97 S                133     13.867                 0           1,838                       1,797                 41
     02/27/97 S              3,605     13.870                 0          50,000                      48,881              1,119
     02/28/97 B                 13     13.873                 0             176-                        176
     03/07/97 S                977     13.891                 0          13,567                      13,244                324
     03/11/97 S              7,920     13.902                 0         110,110                     107,397              2,712
     03/12/97 B                 38     13.905                 0             534-                        534
     03/13/97 B                 30     13.907                 0             421-                        421
     03/14/97 B                 24     13.910                 0             339-                        339
     03/17/97 S              1,912     13.913                 0          26,598                      25,922                676
     03/25/97 S                311     13.939                 0           4,341                       4,223                118
     03/31/97 S              4,046     13.947                 0          56,436                      54,869              1,567
     04/02/97 B                 13     13.961                 0             176-                        176
     04/07/97 S                210     13.969                 0           2,938                       2,852                 86
     04/09/97 B                 38     13.980                 0             534-                        534
     04/10/97 B                 32     13.982                 0             449-                        449
     04/21/97 S                500     14.007                 0           7,000                       6,776                224
     04/22/97 B                  5     14.015                 0              73-                         73
     04/23/97 S                604     14.017                 0           8,464                       8,188                276
     04/30/97 S              1,605     14.036                 0          22,533                      21,769                765
     05/02/97 B              1,277     14.042                 0          17,932-                     17,932
     05/07/97 B                 63     14.055                 0             888-                        888
     05/12/97 B                 26     14.063                 0             360-                        360
     05/13/97 B                  0     14.035                 0               1-                          1
     05/15/97 S              1,332     14.076                 0          18,755                      18,069                686
     05/16/97 B                  8     14.078                 0             107-                        107
     05/28/97 S                522     14.112                 0           7,371                       7,083                288
     05/30/97 B                 23     14.117                 0             318-                        318
     06/03/97 B              1,763     14.128                 0          24,907-                     24,907
     06/05/97 S              1,685     14.133                 0          23,817                      22,856                961
     06/09/97 S              1,185     14.139                 0          16,760                      16,077                683
     06/11/97 S             24,981     14.150                 0         353,482                     338,806             14,675

[LOGO]

                        SCHEDULE G INFORMATION - PART V
                            REPORTABLE TRANSACTIONS
  FINANCIAL             FISONS CORPORATION THRIFT PLAN        PAGE 20
  ADVISORS                FROM 1/1/97   TO   12/31/97
                                                              ACCOUNT DMO 186500

   DATE                SHARES/        UNIT       EXPENSE        PRINCIPAL         COST             REALIZED
BOUGHT/SOLD           PAR VALUE       PRICE      INCURRED         CASH         ADJUSTMENT          GAIN/LOSS
-----------           ---------       -----      --------       ---------      ----------          ---------
06/12/97 B                  28       14.152             0             401-            401
06/18/97 S               2,016       14.169             0          28,568          27,345              1,223
06/19/97 S               1,833       14.171             0          25,982          24,867              1,116
06/23/97 S                 529       14.177             0           7,500           7,175                325
06/25/97 B                   4       14.186             0              60-             60
07/07/97 S               3,518       14.212             0          50,000          47,715              2,285
07/08/97 S               3,515       14.223             0          50,000          47,678              2,322
07/09/97 S               4,218       14.226             0          60,000          57,202              2,798
07/10/97 S                 351       14.228             0           5,000           4,766                234
07/11/97 B                  29       14.231             0             411-            411
07/14/97 B                  36       14.234             0             510-            510
07/21/97 B                  36       14.253             0             515-            515
07/23/97 S               4,441       14.264             0          63,353          60,238              3,115
07/25/97 S                 336       14.270             0           4,800           4,562                238
07/28/97 S               2,804       14.272             0          40,021-         38,032              1,989
07/29/97 S                 296       14.281             0           4,227           4,014                213
07/30/97 S               1,517       14.283             0          21,662          20,570              1,092
07/31/97 B                  28       14.286             0             400-            400
08/04/97 S               2,513       14.292             0          35,911          34,079              1,832
08/07/97 S               2,770       14.305             0          39,630          37,574              2,056
08/11/97 S               1,101       14.311             0          15,750          14,927                823
08/12/97 B                  29       14.319             0             411-            411
08/13/97 B                  44       14.322             0             637-            637
08/18/97 S               1,910       14.330             0          27,369          25,904              1,465
08/19/97 S               2,210       14.338             0          31,693          29,979              1,713
08/21/97 B                  16       14.344             0             224-            224
08/28/97 S                 149       14.363             0           2,133           2,014                119
09/03/97 S               3,718       14.380             0          53,466          50,428              3,038
09/04/07 S                 722       14.382             0          10,382           9,791                591
09/10/97 B                  53       14.399             0             759-            759
09/16/97 S               6,128       14.416             0          88,347          83,119              5,228
09/23/97 S               1,247       14.435             0          18,000          16,913              1,087
09/24/97 S                  46       14.438             0             664             624                 40
09/25/97 B                   4       14.440             0              60-             60
10/02/97 B                 113       14.460             0           1,636-          1,636
10/07/97 S                 578       14.474             0           8,368           7,842                527
10/09/97 B              12,882       14.479             0         186,515-        186,515
10/10/97 B                  21       14.481             0             309-            309
10/13/97 S               1,380       14.484             0          19,991          18,751              1,240
10/14/97 S               4,630       14.491             0          67,100          62,908              4,192
10/20/97 S                 397       14.501             0           5,762           5,398                364
10/22/97 S                  99       14.512             0           1,436           1,345                 92
10/23/97 S               3,003       14.514             0          43,583          40,795              2,787
10/24/97 B                   4       14.516             0              60-             60

                        SCHEDULE G INFORMATION - PART V
                            REPORTABLE TRANSACTIONS
                        FISONS CORPORATION THRIFT PLAN        PAGE 21
  FINANCIAL                FROM 1/1/97  TO  12/31/97
  ADVISORS                                                    ACCOUNT DMO 186500

   DATE             SHARE/        UNIT        EXPENSE           PRINCIPAL           COST        REALIZED
BOUGHT/SOLD        PAR VALUE      PRICE       INCURRED            CASH           ADJUSTMENT     GAIN/LOSS
-----------        ---------      -----       --------          ---------        ----------     ---------
10/28/97 S             2,762     14.527              0             40,127            37,527         2,600
10/29/97 S             2,415     14.530              0             35,091            32,810         2,281
10/30/97 S               527     14.533              0              7,655             7,156           499
11/04/97 S               477     14.546              0              6,939             6,481           458
11/05/97 B                27     14.548              0                398-              398
11/10/97 S               503     14.557              0              7,318             6,830           488
11/11/97 S             1,291     14.565              0             18,806            17,542         1,264
11/12/97 S            10,572     14.568              0            154,008           143,624        10,384
11/13/97 B             7,005     14.570              0            102,067-          102,067
11/14/97 S               120     14.573              0              1,750             1,633           117
11/18/97 S             1,450     14.584              0             21,142            19,715         1,427
11/24/97 B                 4     14.592              0                 60-               60
11/26/97 B               187     14.605              0              2,736-            2,736
12/02/97 B               774     14.621              0             11,314-           11,314
12/04/97 B             1,501     14.627              0             21,952-           21,952
12/08/97 B                14     14.631              0                209-              209
12/09/97 B               214     14.640              0              3,137-            3,137
12/10/97 S             1,707     14.643              0             25,000            23,228         1,772
12/22/97 S                21     14.669              0                315               292            23
12/23/97 S               205     14.677              0              3,002             2,782           219
12/30/97 S             4,001     14.696              0             58,793            54,428         4,365
                                              --------      -------------     -------------  ------------
            SUB-TOTAL                                0          2,805,066         2,705,171        99,894

            GRAND-TOTAL                              0          3,939,345         3,722,813       216,528

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

    CATEGORY 4 - SINGLE TRANSACTION WITH ONE BROKER EXCEEDS 5% OF VALUE

*** NO TRANSACTION QUALIFIED FOR THIS SECTION ***

[LOGO]

                        SCHEDULE G INFORMATION - PART V
                            REPORTABLE TRANSACTIONS
                        FISONS CORPORATION THRIFT PLAN        PAGE 22
  FINANCIAL               FROM 1/1/97  TO   12/31/97
  ADVISORS                                                    ACCOUNT DMO 186500

       DATE          SHARES/       UNIT       EXPENSE       PRINCIPAL         COST         REALIZED
    BOUGHT/SOLD     PAR VALUE      PRICE      INCURRED        CASH         ADJUSTMENT      GAIN/LOSS
    -----------     ---------      -----      --------      ---------      ----------      ---------


                                   FOOTNOTES
                                   ---------

               # = SINGLE TRANSACTION IS 5% REPORTABLE
               B = BUY TRANSACTION
               S = SELL TRANSACTION
               R = REINVESTMENT TRANSACTION

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        FISONS CORPORATION THRIFT PLAN



Date:   June 24, 1998                   By:    /s/  DAVID BRANDIES
     -------------------                   ----------------------------------
                                                    David Brandies, for the
                                                    Employee Savings Plan
                                                    Committee, Administrator

                               INDEX TO EXHIBITS



Exhibit No.                                  Exhibit
-----------                   -----------------------------------

    (1)                       Consent of Independent Accountants.